Exhibit 99.1

MindMed Announces Transitions to Management Team

-Bradford Cross, Chief Technology Officer to transition; Don Gehlert, PhD, Chief Scientific Officer to transition to Senior Scientific Advisor-

NEW YORK, December 29, 2021-- Mind Medicine (MindMed) Inc. (NASDAQ: MNMD), (NEO: MMED), (DE: MMQ) (the “Company”), a leading biotech company developing psychedelic-inspired therapies, today announced that its Chief Technology Officer, Bradford Cross, has transitioned from his role.

“On behalf of the Board of Directors and Executive team, I would like to thank Bradford for his contributions to the Company and wish him all the best in his future endeavors,” said Robert Barrow, Chief Executive Officer and Director of MindMed. “We remain dedicated to advancing our pipeline and ongoing digital therapeutics platform forward under the leadership of MindMed Chief Medical Officer, Dr. Daniel Karlin. We enter 2022 well positioned both financially and strategically to continue on our mission to transform mental health treatment.”

Additionally, Don Gehlert, PhD will be transitioning from his role as Chief Scientific Officer and will continue as a Senior Scientific Advisor. Mr. Barrow added “Don has been and will continue to be an integral part of our organization. While this represents a change in his title, our entire team will continue to work closely with Don and benefit from his incredible breadth of experience in developing innovative CNS therapeutics.”

About MindMed

MindMed is a clinical-stage biotech company that seeks to discover, develop and deploy psychedelic-inspired medicines and therapies to address addiction and mental illness. The Company is assembling a compelling drug development pipeline of innovative treatments based on psychedelic substances including psilocybin, LSD, MDMA, DMT and an ibogaine derivative, 18-MC. The MindMed executive team brings extensive biopharmaceutical experience to MindMed's approach to developing the next generation of psychedelic-inspired medicines and therapies.

MindMed trades on the NASDAQ under the symbol MNMD and on the Canadian NEO Exchange under the symbol MMED. MindMed is also traded in Germany under the symbol MMQ.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws and regulations. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Forward-looking information in this news release include, but are not limited to, statements regarding future relationship or involvement of the Company’s Senior Scientific Advisor. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the Company. There are numerous risks and uncertainties that could cause actual results and the Company’s plans and objectives to differ materially from those expressed in the forward-looking information, including changes in the relationship with the Company’s Senior Scientific Advisor. Further information regarding these and other risks, uncertainties or factors is described under the headings “Risk Factors” included in the Company’s filings with the Canadian securities regulators on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For Media: media@mindmed.co

For Investors: ir@mindmed.co